(As filed with the Securities and Exchange Commission on December 2, 2005)

                                                               File No. 70-10322

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FirstEnergy Corp.
                               Ohio Edison Company
                   The Cleveland Electric Illuminating Company
                            The Toledo Edison Company
                           Pennsylvania Power Company
                      FirstEnergy Nuclear Generation Corp.
                              76 South Main Street
                                Akron, Ohio 44308

                  (Names of companies filing this statement and
                     address of principal executive offices)

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                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicants)

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              Leila L. Vespoli                Douglas E. Davidson, Esq.
          Senior Vice President and            Thelen Reid & Priest LLP
               General Counsel                     875 Third Avenue
              FirstEnergy Corp.                New York, New York 10022
            76 South Main Street
              Akron, Ohio 44308

                   (Names and addresses of agents for service)

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


     The Application-Declaration filed in this proceeding on July 18, 2005, as heretofore amended and restated in its entirety by Amendment No. 1, filed on October 27, 2005, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS
          ------------------------------------

          1.1  Introduction.
               ------------

          FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act")./1/ FirstEnergy directly owns all of the outstanding common stock of Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), and The Toledo Edison Company ("Toledo Edison"), and indirectly through Ohio Edison owns all of the outstanding common stock of Pennsylvania Power Company ("Penn Power")./2/ Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are referred to herein as the "Utility Subsidiaries."

          When the transactions described below are completed, FirstEnergy will become the parent holding company of FirstEnergy Nuclear Generation Corp. ("FE Nuclear"), a newly organized Ohio corporation. FE Nuclear will be a non-exempt electric generation company subsidiary of FirstEnergy.

          FirstEnergy, the Utility Subsidiaries, and FE Nuclear are referred to herein as the "Applicants."

          1.2  Description of Utility Subsidiaries' Operations.
               -----------------------------------------------

          Ohio Edison was organized under the laws of the State of Ohio in 1930 and owns property and does business as an electric public utility in that state. Ohio Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison engages in the generation, distribution and sale of electric energy to communities in a 7,500 square mile area of central and northeastern Ohio having a population of approximately 2.8 million.

----------

1 See FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001), as supplemented by Holding Co. Act Release No. 27463 (Nov. 8, 2001) (the "Merger Order").

2 FirstEnergy's other public utility subsidiaries are Jersey Central Power & Light Company, Pennsylvania Electric Company, Metropolitan Edison Company, York Haven Power Company, The Waverly Electric Power & Light Company and American Transmission Systems, Incorporated. These companies are not applicants in this proceeding.

          Ohio Edison owns all of Penn Power's outstanding common stock. Penn Power was organized under the laws of the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power engages in the generation, distribution and sale of electric energy in a 1,500 square mile-area of western Pennsylvania having a population of approximately 300,000. Penn Power is also authorized to do business and owns property in the State of Ohio.

          Cleveland Electric was organized under the laws of the State of Ohio in 1892 and does business as an electric public utility in that state. Cleveland Electric engages in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio having a population of approximately 1.9 million. It also has ownership interests in certain generating facilities located in Pennsylvania.

          Toledo Edison was organized under the laws of the State of Ohio in 1901 and does business as an electric public utility in that state. Toledo Edison engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio having a population of approximately 800,000. It also has interests in certain generating facilities located in Pennsylvania.

          Filed herewith as Exhibit H is a table showing the components of consolidated capitalization as of September 30, 2005, of FirstEnergy, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison.

          The Utility Subsidiaries are requesting authorization herein to transfer ownership of their respective interests in certain nuclear generating plants and related assets and liabilities to FE Nuclear. These asset transfers are in furtherance of FirstEnergy's Ohio and Pennsylvania corporate separation plans, which were described in FirstEnergy's Application/Declaration for authorization to merge with GPU, Inc. ("GPU"). In addition, FirstEnergy and FE Nuclear are requesting authorization to engage in financing and other related transactions for the period commencing on the effective of the order issued in this proceeding and ending on February 8, 2006 (the "Authorization Period").

          1.3  Transfer of Nuclear Generating Plants to FE Nuclear.
               ---------------------------------------------------

          The Utility Subsidiaries own, as tenants in common, interests in the following nuclear generating plants:

--------------------------------------------------------------------------------
     Plant                 Location            MW            Ownership %
--------------------------------------------------------------------------------
Beaver Valley 1    Shippingport, PA            821     Ohio Edison 35%
                                                       Penn Power 65%
--------------------------------------------------------------------------------
Beaver Valley 2    Shippingport, PA            831     Ohio Edison 20.22%
                                                       Penn Power 13.74%
                                                       Cleveland Electric 24.47%
                                                       Toledo Edison 1.65%
--------------------------------------------------------------------------------


                                       3


--------------------------------------------------------------------------------
Davis-Besse        Oak Harbor, OH              883     Cleveland Electric 51.38%
                                                       Toledo Edison 48.62%
--------------------------------------------------------------------------------
Perry              North Perry Village, OH    1,260    OES Nuclear 17.42%
                                                       Penn Power 5.245%
                                                       Toledo Edison 19.91%
                                                       Cleveland Electric 44.85%
--------------------------------------------------------------------------------

          The Utility Subsidiaries propose to sell or otherwise transfer their respective ownership interests in the nuclear plants to FE Nuclear by means of the following transactions, all of which will be carried out concurrently:/3/

          Transfer of Nuclear Plants by Penn Power. Initially, pursuant to the terms of a Subscription and Capital Contribution Agreement ("Penn Power Contribution Agreement"), filed herewith as Exhibit B-1, Penn Power will acquire 100 shares of common stock of FE Nuclear in consideration for Penn Power's contribution to FE Nuclear of its undivided interests in the two Beaver Valley units and Beaver Valley common facilities and its undivided interest in Perry Unit 1. In connection with such contribution, FE Nuclear will assume Penn Power's obligations in respect of $63 million aggregate principal amount of pollution control revenue bonds ("PCRBs") and certain other liabilities associated with the transferred units. The parties to the Penn Power Contribution Agreement have agreed that the value of the contributed assets will be the net book value thereof as of the end of the fiscal quarter immediately preceding the closing. Simultaneously, Penn Power will receive from FE Nuclear a promissory note in the form of Exhibit B-5 hereto ("FE Nuclear Note") in respect of the book value of certain related assets, including construction work in progress, nuclear plant decommissioning funds, inventories and spare parts (totaling, as of September 30, 2005, approximately $328 million), less the agreed upon value of other liabilities assumed by FE Nuclear (approximately $162 million as of September 30, 2005). The FE Nuclear Note will bear interest at a rate equal to Penn Power's weighted average cost of long-term debt, determined as shown in Exhibit I hereto, will mature 20 years after its date of issuance, and will be prepayable at any time, in whole or in part, by FE Nuclear.

          Following the contribution to FE Nuclear, Penn Power will distribute the stock of FE Nuclear as a dividend to its parent, Ohio Edison, such that FE Nuclear will become, momentarily, a direct wholly-owned subsidiary of Ohio Edison. If the transactions described in the previous paragraph had occurred on September 30, 2005, Penn Power's cost basis for the stock of FE Nuclear would have been equal to the net book value of the transferred interests in the Beaver Valley and Perry units and associated assets (approximately $176 million), less the PCRB obligations ($63 million) and the distribution of the stock of FE Nuclear to Ohio Edison would have resulted in a charge to Penn Power's retained earnings of $113 million.

----------

3 The Utility Subsidiaries do not propose to transfer to FE Nuclear their remaining percentage ownership interests in Beaver Valley Unit 2 (approximately 40%) and the Perry unit (approximately 12.6%), which are currently subject to sale and leaseback arrangements with third parties.

          Transfer of Nuclear Plants by Ohio Edison. Pursuant to the terms of a Capital Contribution Agreement ("Ohio Edison Contribution Agreement"), filed as Exhibit B-2 hereto, Ohio Edison will contribute its undivided interests in the two Beaver Valley units and Beaver Valley common facilities and the common stock of OES Nuclear Incorporated ("OES Nuclear"), a wholly-owned subsidiary of Ohio Edison, which holds an undivided interest in Perry Unit 1, together with associated decommissioning funds and its interests in other assets, inventories, fuel, spare parts, equipment, supplies and contract rights relating to the transferred units, to FE Nuclear as an additional capital contribution to FE Nuclear. In connection with such transfer, FE Nuclear will initially assume Ohio Edison's obligations in respect of $115 million aggregate principal amount of PCRB obligations and certain other liabilities associated with the transferred units. An additional $297 million of Ohio Edison's PCRBs will be assumed and/or refinanced by FE Nuclear after the distribution described in the next paragraph. The parties to the Ohio Edison Contribution Agreement have agreed that the value of the contributed assets will be the net book value thereof as of the end of the fiscal quarter immediately preceding the closing.

          Following the transfer of Ohio Edison's nuclear assets to FE Nuclear, it is anticipated that OES Nuclear will be merged with and into FE Nuclear, and Ohio Edison will distribute the stock of FE Nuclear as a dividend to its parent, FirstEnergy, such that FE Nuclear will momentarily become a direct wholly-owned subsidiary of FirstEnergy.

          If the transactions described above had occurred on September 30, 2005, Ohio Edison's cost basis for the stock of FE Nuclear would have been equal to the net book value of the transferred interests in the Beaver Valley and Perry units and associated assets (approximately $514 million), less the initial PCRB obligations to be assumed at closing ($115 million), less accumulated other comprehensive income (approximately $7 million) and the agreed upon value of other liabilities (principally an asset retirement obligation and accumulated deferred income taxes) assumed by FE Nuclear (totaling approximately $160 million). Simply in order to account for the difference between Ohio Edison's capital contribution to FE Nuclear and the additional Ohio Edison nuclear assets which FE Nuclear is acquiring from Ohio Edison as part of the transaction, an intercompany receivable (represented for accounting purposes by a long term FE Nuclear Note) will be set up on the Ohio Edison balance sheet in the amount of $232 million. FE Nuclear will repay that obligation, together with interest determined as shown on Exhibit I, through the assumption and/or refinancing after closing of the additional outstanding Ohio Edison PCRBs which, as noted above, total $297 million, an amount greater than the intercompany receivable that is created in the transaction.

          Sale of Nuclear Plants by Cleveland Electric and Toledo Edison. Cleveland Electric and Toledo Edison have each entered into a Nuclear Purchase and Sale Agreement with FE Nuclear ("Nuclear PSA"), filed herewith as Exhibits B-3 and B-4, respectively, under which FE Nuclear has agreed to purchase Cleveland Electric's and Toledo Edison's respective undivided ownership interests in Beaver Valley Unit 2, Perry Unit 1 and Davis-Besse for a purchase price equal to the net book value thereof, determined as of the end of the fiscal quarter immediately preceding the closing, together with the respective interests of Cleveland Electric and Toledo Edison in nuclear decommissioning trust funds associated with those plants and their respective right, title and interest in and to all contracts, fuel, spare parts, inventories, equipment, supplies and other assets associated with each transferred unit, less the amount of obligations of Cleveland Electric and Toledo Edison under PCRBs associated with the transferred units ($367 million and $246 million, respectively, as of

September 30, 2005) that FE Nuclear has agreed to assume, and the agreed upon value of certain other liabilities (principally asset retirement obligations and accumulated deferred income taxes), totaling approximately $343 million and $209 million, respectively, associated with the transferred units.

          At closing, FE Nuclear will pay the purchase price, determined as described in the previous paragraph, by delivering to Cleveland Electric and Toledo Edison FE Nuclear Notes, in the form of Exhibit B-5 hereto, secured by a lien on the transferred assets. Each FE Nuclear Note will bear interest at a rate per annum based on the average weighted cost of long-term debt of Cleveland Electric and Toledo Edison, as the case may be, determined as shown in Exhibit I hereto, will mature 20 years after the date of issuance, and will be prepayable at any time, in whole or in part, at the option of FE Nuclear, without penalty.

          If the transactions described above had been consummated as of September 30, 2005, the principal amounts of the FE Nuclear Notes delivered to Cleveland Electric and Toledo Edison would have been approximately $993 million and $706 million, respectively.

          The existing PCRB obligations of Cleveland Electric and Toledo Edison will remain liabilities of those companies. As previously indicated (and as further described in Item 1.5.1 below), FE Nuclear has agreed to assume the existing PCRB obligations by entering into agreements with issuing authorities for the issuance of new PCRBs, the proceeds of which would be used by FE Nuclear to repay principal of the FE Nuclear Notes issued at closing to Cleveland Electric and Toledo Edison. Cleveland Electric and Toledo Edison, in turn, will use the proceeds so received from repayments of FE Nuclear Notes to retire a like principal amount of the existing PCRB obligations.

          Repurchases of Common Stock of Cleveland Electric, Toledo Edison and Penn Power. In connection with the transfer of the nuclear plants to FE Nuclear, FirstEnergy intends to make a cash capital contribution to FE Nuclear of up to $750 million. FE Nuclear will use the proceeds of this investment at or subsequent to closing to prepay a like amount of the FE Nuclear Notes delivered at closing to Penn Power, Cleveland Electric and Toledo Edison. In turn, Penn Power, Cleveland Electric and Toledo Edison will apply the proceeds of such prepayment of the FE Nuclear Notes, first, to repay outstanding borrowings under the FirstEnergy System Utility Money Pool ("Money Pool")/4/ and, second, to the extent that there are any remaining prepayment proceeds, to repurchase shares of common stock of Cleveland Electric and Toledo Edison that are held by FirstEnergy and shares of common stock of Penn Power that are held by Ohio Edison. The purpose of these transactions is to adjust (i.e., reduce) the equity and debt capitalization of Cleveland Electric, Toledo Edison and Penn Power to mirror their smaller asset base after the transfer of their undivided interests

----------

4 The Commission has previously authorized FirstEnergy and the Utility Subsidiaries to participate in the Utility Money Pool. See FirstEnergy Corp., et al., Holding Co. Act Release No. 27694 (June 30, 2003) (the "2003 Financing Order"). At September 30, 2005, outstanding borrowings under the Utility Money Pool by Cleveland Electric, Toledo Edison and Penn Power totaled $466.4 million, $378.1 million, and $22.2 million, respectively.

in the nuclear plants to FE Nuclear. On a pro forma basis, taking into account the transfer of the nuclear plants to FE Nuclear and the related intercompany financing transactions, common equity as a percentage of total capitalization of Cleveland Electric, Toledo Edison, and Penn Power as of September 30, 2005 will equal 47%, 61% and 72%, respectively./5/ On a pro forma basis, assuming completion of the transactions described above, the $750 million capital contribution by FirstEnergy, and FE Nuclear's repayment of the FE Nuclear Notes, common equity as a percentage of FE Nuclear's total capitalization as of September 30, 2005 would equal approximately 35%.

          1.4  External Debt Financing by FE Nuclear.
               -------------------------------------

          As indicated, upon completion of the transactions described in Item
1.3 above, FE Nuclear will become a direct public-utility subsidiary of FirstEnergy. It is contemplated that FE Nuclear's requirements for additional common equity (including the $750 million equity infusion by FirstEnergy at closing) will be satisfied by capital contributions by FirstEnergy pursuant to Rule 45(b)(4).

          FE Nuclear herein requests authorization to issue and sell to unaffiliated lenders, from time to time during the Authorization Period, long-term debt securities having maturities of up to 50 years ("Long-term Debt") and short-term debt securities having maturities of less than one year ("Short-term Debt") in an aggregate amount at any time outstanding not to exceed $1.5 billion (the "FE Nuclear Debt Limit"). The following general terms will be applicable where appropriate to Long-term Debt and Short-term Debt of FE
Nuclear:

          Effective Cost of Money. The effective cost of capital (i.e., the aggregate of all payments, including interest, dividend distributions and other periodic payments) in respect of Long-term Debt and Short-term Debt of FE Nuclear will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that, in no event will the effective cost of capital (i) on Long-term Debt exceed at the time of issuance 500 basis points over the yield to maturity of comparable-term U.S. Treasury securities if the interest rate on such Long-term Debt securities is a fixed rate or, if the rate on such Long-term Debt securities is a floating rate, 500 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of less than one year; and (ii) on Short-term Debt exceed at the time of issuance, (A) in the case of commercial paper or any other short-term borrowing that is not tied to a reference rate, 300 basis points over LIBOR, and (B) in the case of any short-term borrowing that is tied to a reference rate, either (1) 300 basis points over LIBOR, (2) 50 basis points over the prime rate, as announced from time to time by CitiBank, or any successor thereto, or (3) 100 basis points over the Federal Funds Rate, whichever reference rate is applicable.

----------

5 See pro forma balance sheets of Penn Power, Cleveland Electric and Toledo Edison, filed herewith as Exhibits FS-12, FS-13 and FS-14, respectively. Since the aggregate of Money Pool borrowings by Penn Power, Cleveland Electric and Toledo Edison exceeds $750 million at September 30, 2005, the pro formas do not reflect any stock repurchases.

          Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

          Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including financing, in part, of the capital expenditures of FE Nuclear, financing of working capital requirements of FE Nuclear, the acquisition, retirement or redemption of securities (including PCRB obligations) previously issued by or on behalf FE Nuclear, and other lawful purposes. The Applicants represent that no such financing proceeds will be used to acquire the securities of any new subsidiary unless such acquisition is consummated in accordance with an order of the Commission (including the order issued in this proceeding) or an available exemption under the Act or rules thereunder.

          Common Equity Ratio. FE Nuclear and each of the Utility Subsidiaries commits that it will maintain common equity as a percentage of consolidated capitalization (common stock equity, long-term debt and short-term debt, including current maturities of long-term debt) at 30% or higher.

          Ratings Event. With respect to the securities issuance authority proposed in this Application/Declaration: (a) within four business days after the occurrence of a Ratings Event,/6/ Applicants will notify the Commission of its occurrence (by means of a letter, via fax, email or overnight mail to the Office of Public Utility Regulation), and (b) within 30 days after the occurrence of a Ratings Event, Applicants will submit a post-effective amendment to this Application/Declaration explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for FE Nuclear to issue the securities for which authorization has been requested in this Application/Declaration, so long as FE Nuclear continues to comply with the other applicable terms and conditions specified in the Commission's order authorizing the transactions requested in this Application/Declaration). Furthermore, except in accordance with a further order of the Commission, no securities authorized as a result of this Application/Declaration will be issued following the 60th day after a Ratings Event (other than Short-term Debt) if the downgraded rating(s) has or have not been upgraded to investment grade. Applicants request that the Commission reserve jurisdiction, through the remainder of the Authorization Period, over the issuance of any securities (other than Short-term Debt) that FE Nuclear is prohibited from issuing as a

----------

6 A "Ratings Event" will be deemed to have occurred if, during the Authorization Period, (i) any security issued by FirstEnergy or FE Nuclear upon original issuance, if rated, is rated below investment grade, or (ii) any outstanding security of FirstEnergy or FE Nuclear that is rated is downgraded below investment grade. For purposes of this provision, a security will be deemed "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 of the Securities Exchange Act of 1934, as amended).

result of the occurrence of a Ratings Event if no revised rating reflecting an investment grade rating has been issued.

          1.5 Description of Specific Types of External Debt Securities of FE Nuclear.
               ---------------------------------------------------------

          All debt securities issued by FE Nuclear in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth in Item 1.4 above.

               1.5.1. Long-term Debt. Each series of Long-term Debt would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as FE Nuclear may determine at the time of issuance. Any Long-term Debt (a) may be secured or unsecured, (b) may be senior or subordinated, (c) will have maturities ranging from one to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing arrangement, (g) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (h) may be called from existing investors by a third party, and
(i) may be entitled to the benefit of affirmative or negative financial or other covenants.

          Long-term Debt may also be in the form of agreements between FE Nuclear and one or more industrial development authorities ("IDAs") pursuant to which an IDA agrees to issue PCRBs for the purpose of financing or refinancing pollution control revenue facilities relating to FE Nuclear's nuclear power plants./7/ Under the terms of any such agreement, payments to the issuing IDA would be designed to match payments of principal of and interest on the PCRBs to which such agreement relates.

          As security for FE Nuclear's obligations under any agreement relating to any series of PCRBs, FE Nuclear requests authority to (1) issue its promissory note or notes to evidence the loan to FE Nuclear of the proceeds of the PCRBs by the issuing IDA, (2) acquire and deliver a letter of credit ("LOC") guaranteeing payment of the PCRBs and enter into reimbursement agreements with respect to any such LOC, (3) acquire insurance policies guaranteeing payment of the PCRBs, and/or (4) pledge its first mortgage bonds as collateral for its

----------

7 As described in Item 1.3 above, in connection with the transfer of the nuclear plants to FE Nuclear, FE Nuclear will assume approximately $1.1 billion of PCRB obligations of the Utility Subsidiaries. FE Nuclear proposes to enter into agreements with the issuing IDAs to refinance these outstanding PCRBs.

obligations to the issuing IDA, any trustee, LOC bank or PCRB insurer./8/ To avoid double counting, it is proposed that the amount of any note or notes issued by FE Nuclear to evidence the loan to FE Nuclear of the proceeds of any PCRBs or first mortgage bonds issued by FE Nuclear as collateral security for PCRB obligations not count against the FE Nuclear Debt Limit.

          The maturity date and interest rate and the redemption, sinking fund, tender or repurchase features, if any, with respect to Long-term Debt of a particular series (including any PCRBs), as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

               1.5.2. Short-term Debt. Short-term Debt of FE Nuclear may be in the form of commercial paper, promissory notes and/or other forms of unsecured short-term indebtedness. FE Nuclear may establish from time to time new committed bank lines of credit, provided that only the principal amount of any borrowings outstanding thereunder will be counted against the proposed FE Nuclear Debt Limit. Credit lines may be set up for use by FE Nuclear for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. FE Nuclear will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. FE Nuclear may also engage in other types of short-term financing, including borrowings under uncommitted lines, generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

          Commercial paper would be sold in established domestic or European commercial paper markets from time to time. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from FE Nuclear will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

          1.6  Intrasystem Financing Transactions.
               ----------------------------------

          FE Nuclear further requests authorization to make direct long-term and short-term borrowings from FirstEnergy ("Direct Borrowings"). All such Direct Borrowings would be evidenced by FE Nuclear's promissory notes and would be prepayable at any time without premium or penalty at FE Nuclear's option. The aggregate principal amount of Direct Borrowings by FE Nuclear at any time

----------

8 FirstEnergy may also guarantee PCRB obligations of FE Nuclear pursuant to the authority previously granted under the 2003 Financing Order or any subsequent order issued by the Commission that authorizes FirstEnergy to guarantee obligations of its subsidiaries.

outstanding will be counted against and will in no event exceed the FE Nuclear Debt Limit. The interest rate and maturity of any Direct Borrowings will be designed to parallel the terms (i.e, effective cost of funds and maturity) of similar debt securities issued by FirstEnergy, as authorized by the Commission in a separate proceeding./9/

          In addition, FE Nuclear requests authorization to become a participant in and to make borrowings under the FirstEnergy System Non-Utility Money Pool Agreement ("Non-Utility Money Pool") subject to terms and conditions previously approved by the Commission./10/ FE Nuclear requests authorization to borrow up to $1 billion at any time outstanding under the Non-Utility Money Pool. Borrowings by FE Nuclear under the Non-Utility Money Pool would also be counted against the proposed FE Nuclear Debt Limit.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are not expected to exceed $35,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
          -------------------------------

          3.1  General.
               -------

          Sections 9(a) and 10 of the Act are applicable to Penn Power's acquisition of the common stock of FE Nuclear, and Sections 9(a), 10, and 12(b) of the Act and Rule 45 thereunder are applicable to the proposed acquisition by the Utility Subsidiaries of the FE Nuclear Notes. Sections 12(d) and 12(f) of the Act and Rules 43 and 44 thereunder are applicable to the transfer by the Utility Subsidiaries of their respective interests in the nuclear plants to FE Nuclear, and Section 12(b) of the Act and Rule 45 thereunder are applicable to FE Nuclear's assumption of PCRB obligations and other liabilities of the Utility Subsidiaries related to the transferred nuclear plants. Sections 9(a), 10 and 12(c) of the Act are applicable to the proposed acquisition by Cleveland Electric and Toledo Edison of shares of their common stock held by FirstEnergy and to the proposed acquisition by Penn Power of shares of its common stock held by Ohio Edison. Section 12(c) of the Act and Rule 46 thereunder are applicable to the transfer, by in-kind dividend, of the common stock of FE Nuclear by Penn Power to Ohio Edison and of the common stock of FE Nuclear by Ohio Edison to

----------

9 Under the 2003 Financing Order, FirstEnergy is authorized to issue long-term and short-term debt securities, subject to various restrictions and limitations, from time to time through December 31, 2005. FirstEnergy has filed a post-effective amendment in File No. 70-10122 to request an extension to the authorization period under the 2003 Financing Order through February 8, 2006.

10 Under the 2003 Financing Order, FirstEnergy is currently authorized to maintain and make loans to its non-utility subsidiaries through the Non-Utility Money Pool. Although FE Nuclear will be an "electric utility company" for purposes of the Act, it will not be a state-regulated utility and therefore will be considered to be on the non-regulated side of FirstEnergy's business.

FirstEnergy. However, the dividend distribution will be charged to retained earnings and not to capital or unearned surplus and, therefore, should not require separate authorization by the Commission. Sections 6(a) and 7 of the Act are applicable to FE Nuclear's issuance of Long-term Debt and Short-term Debt. Sections 6(a), 7, 9, 10, and 12(b) of the Act are or may be applicable to agreements FE Nuclear enters into with respect to PCRBs and to the intrasystem financing transactions described herein.

          3.2  Rules 53 and 54.
               ---------------

          Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in any "exempt wholesale generator" ("EWG"), or to guarantee the securities of any EWG, if each of the conditions in paragraphs (a)(1) through
(a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

          FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the Merger Order and 2003 Financing Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earning," also as defined in Rule 53(a)(1), of $2.1 billion as of September 30, 2005, would be $1.05 billion. The Merger Order and 2003 Financing Order also specify that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order and 2003 Financing Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

          As of September 30, 2005, pro forma to take into account the recent transfer of certain fossil and hydroelectric generating plants of the Utility Subsidiaries to FirstEnergy Generation Corp., FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $2.5 billion,/11/ an amount significantly below the $5 billion amount authorized in the Merger Order and 2003 Financing Order. Additionally, as of September 30, 2005, FirstEnergy's consolidated

----------

11   This $2.5 billion amount represents Current Investments and GenCo
     Investments.

retained earnings were $2.1 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

          In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of September 30, 2005, FirstEnergy's consolidated capitalization consisted of 44.9% common equity, 0.9% cumulative preferred stock, 52.9% long-term debt and 1.3% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any impact on FirstEnergy's consolidated capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa")./12/

          The domestic public utility subsidiaries of FirstEnergy are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior, secured credit ratings for those utility subsidiaries that currently have ratings for senior, secured debt:

----------

12 At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. The remaining 20.1% interest in Avon was sold on January 16, 2004. Through 2002, FirstEnergy was unsuccessful in divesting GPU's former Argentina operations and made the decision to abandon its interest in Emdersa in early 2003. On April 18, 2003, FirstEnergy divested its ownership in Emdersa through the abandonment of its shares in Emdersa's parent company. FirstEnergy included in discontinued operations Emdersa's net income of $7 million and a $67 million charge for the abandonment in the second quarter of 2003. An after-tax loss of $87 million (including $109 million in currency transaction losses arising principally from U.S. dollar denominated debt) was included in discontinued operations in 2002. In December 2003, Emdersa Guaracachi S. A. ("EGSA"), GPU Power's Bolivia subsidiary, was sold to Bolivia Integrated Energy Limited. FirstEnergy included in discontinued operations a $33 million loss on the sale of EGSA in the fourth quarter of 2003 and an operating loss for the year of $2 million. On January 30, 2004, FirstEnergy sold its 28.67% interest in Termobarranquilla S. A., Empresa de Servicios Publicos ("TEBSA") for $12 million. An impairment loss of $26 million related to TEBSA was recorded in December 2003 in Other Operating Expenses on the consolidated statement of income and no gain or loss was recognized upon the sale in 2004.

          ---------------------------------------------------------------------
          Subsidiary               Standard & Poors/13/  Moody's/14/  Fitch/15/
          ---------------------------------------------------------------------
          Cleveland Electric       BBB                   Baa2         BBB-
          Toledo Edison            BBB                   Baa2         BBB-
          Penn Power               BBB+                  Baa1         BBB+
          Jersey Central Power     BBB+                  Baa1         BBB+
          Metropolitan Edison Co.  BBB+                  Baa1         BBB+
          ---------------------------------------------------------------------

          Ohio Edison and Pennsylvania Electric Company no longer have ratings for the senior secured debt category. However, Ohio Edison's senior unsecured debt is rated BBB- by S&P, Baa2 by Moodys and BBB by Fitch; and Pennsylvania Electric Company's senior unsecured debt is rated BBB by S&P, Baa2 by Moodys and BBB by Fitch.

          FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

ITEM 4.   REGULATORY APPROVALS
          --------------------

          The transfer of the Utility Subsidiaries' interests in the nuclear power plants to FE Nuclear has been approved by the Federal Energy Regulatory Commission ("FERC") and the Nuclear Regulatory Commission ("NRC"). (See Exhibits D-4 and D-6(a) and D-6(b).) In addition, Penn Power has obtained approval from the Pennsylvania Public Utility Commission ("PPUC") for the proposed transactions under Pennsylvania's affiliated interest statute. (See Exhibit D-2.) No other state or federal commission or agency, other than this Commission, has jurisdiction over the transactions for which authorization is sought in this amended Application/Declaration.

----------

13   Standard & Poor's Rating Services

14   Moody's Investors Service, Inc.

15   Fitch, Inc.

ITEM 5.   PROCEDURE
          ---------

          The Commission has issued a notice of filing of this Application/Declaration (Holding Co. Act Release No. 28051) and no hearing has been requested. It is requested that the Commission issue an order approving the transactions proposed herein as soon as practicable. The Applicants further request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions and that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order in this matter unless the Division of Investment Management opposes the matters covered hereby.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

          (a)     EXHIBITS.
                  --------

          A Articles of Incorporation of FirstEnergy Nuclear Generation Corp. (previously filed).

          B-1 Nuclear Subscription and Capital Contribution Agreement by and between Pennsylvania Power Company and FirstEnergy Nuclear Generation Corp. (previously filed).

          B-2 Nuclear Capital Contribution Agreement by and between Ohio Edison Company and FirstEnergy Nuclear Generation Corp. (previously filed).

          B-3 Nuclear Purchase and Sale Agreement by and between The Cleveland Electric Illuminating Company, as Seller, and FirstEnergy Nuclear Generation Corp., as Purchaser (previously filed).

          B-4 Nuclear Purchase and Sale Agreement by and between The Toledo Edison Company, as Seller, and FirstEnergy Nuclear Generation Corp., as Purchaser (previously filed).

          B-5     Form of FE Nuclear Note (previously filed).

          C       Not applicable.

          D-1 Application of Penn Power to Pennsylvania Public Utility Commission for Approval of Affiliated Interest Agreements (previously filed).

          D-2 Order of the Pennsylvania Public Utility Commission Approving Affiliated Interest Agreements (previously filed).

          D-3 Application filed with the Federal Energy Regulatory Commission (previously filed).

          D-4 Order of the Federal Energy Regulatory Commission (previously filed).

          D-5(a) Application filed with the Nuclear Regulatory Commission by Ohio Utility Applicants (previously filed).

          D-5(b) Application filed with the Nuclear Regulatory Commission by Penn Power (previously filed).

          D-6 Order of the Nuclear Regulatory Commission Approving Transfer of Licenses and Conforming Amendments (filed herewith).

          E       Not applicable.

          F-1     Opinion of Thelen Reid & Priest, LLP (filed herewith).

          F-2     Opinion of Gary Benz, Esq. (filed herewith).

          G       Form of Federal Register Notice (previously filed).

          H Consolidated Capitalization Ratios of FirstEnergy, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison as of September 30, 2005, actual and pro forma (revised exhibit filed herewith).

          I Average Weighted Cost of Long-term Debt of Utility Subsidiaries as of September 30, 2005 (previously filed).

          (B)     FINANCIAL STATEMENTS.
                  --------------------

          FS-1 FirstEnergy Corp. Consolidated Balance Sheets as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to FirstEnergy Form 10-K for the period ended December 31, 2004) (File No. 333-21011).

          FS-2 Ohio Edison Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to Ohio Edison Company Form 10-K for the period ended December 31, 2004) (File No. 1-2578).

          FS-3 The Cleveland Electric Illuminating Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-K for the period ended December 31, 2004) (File No. 1-2323).

          FS-4 The Toledo Edison Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed

                  Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to The Toledo Edison Company Form 10-K for the period ended December 31, 2004) (File No. 1-3583).

          FS-5 Pennsylvania Power Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to Pennsylvania Power Company Form 10-K for the period ended December 31, 2004) (File No. 1-3491).

          FS-6 FirstEnergy Corp. Consolidated Balance Sheets as of September 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the nine months ended September 30, 2005. (Incorporated by reference to FirstEnergy Form 10-Q for the period ended September 30, 2005) (File No. 333-21011).

          FS-7 Ohio Edison Company Consolidated Balance Sheet as of September 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2005. (Incorporated by reference to Ohio Edison Company Form 10-Q for the period ended September 30, 2005) (File No. 1-2578).

          FS-8 The Cleveland Electric Illuminating Company Consolidated Balance Sheet as of September 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2005. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-Q for the period ended September 30, 2005) (File No. 1-2323).

          FS-9 The Toledo Edison Company Consolidated Balance Sheet as of September 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2005. (Incorporated by reference to The Toledo Edison Company Form 10-Q for the period ended September 30, 2005) (File No. 1-3583).

          FS-10 Pennsylvania Power Company Consolidated Balance Sheet as of September 30, 2005, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2005. (Incorporated by reference to Pennsylvania Power Company Form 10-Q for the period ended September 30, 2005) (File No. 1-3491).

          FS-11 Pro forma Balance Sheet of Ohio Edison Company, together with journal entries (revised exhibit filed herewith).

          FS-12 Pro forma Balance Sheet of Pennsylvania Power Company, together with journal entries (revised exhibit filed herewith).

          FS-13 Pro forma Balance Sheet of Cleveland Electric Illuminating Company, together with journal entries (revised exhibit filed herewith).

          FS-14 Pro forma Balance Sheet of Toledo Edison Company, together with journal entries (revised exhibit filed herewith).

          FS-15 Pro forma Balance Sheet of FirstEnergy Corp. (stand-alone), together with journal entries (revised exhibit filed herewith).

          FS-16 Pro forma Balance Sheet of FirstEnergy Nuclear Generation Corp. (revised exhibit filed herewith).

          There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from September 30, 2005, to the date of this Application/Declaration.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
          ---------------------------------------

          The proposed transactions do not involve "major federal actions significantly affecting the quality of the human environment" as set forth in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the proposed transactions will not result in changes in the operations of the Applicants that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

          Pursuant to the requirements of the 1935 Act, the undersigned companies have duly caused this amended Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.


                                     FirstEnergy Corp.
                                     Ohio Edison Company
                                     The Cleveland Electric Illuminating Company
                                     The Toledo Edison Company
                                     Pennsylvania Power Company
                                     FirstEnergy Nuclear Generation Corp.


                                     By: /s/ Harvey L. Wagner
                                             ----------------
                                     Name:   Harvey L. Wagner
                                     Title:  Vice President, Controller and
                                             Chief Accounting Officer


Date: December 2, 2005